Touchstone Advisors, Inc.

Bo James Howell

303 Broadway, Suite 1100

Cincinnati, OH 45202

(513) 629-2941

bo.howell@wslife.com

March 28, 2013

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:  Ms. Shelia Stout

Re:	Touchstone Funds Group Trust (1940 Act File No. 811-08104),
Touchstone Institutional Funds Trust (1940 Act File No. 811-21113),
Touchstone Investment Trust (1940 Act File No. 811-02538),
Touchstone Strategic Trust (1940 Act File No. 811-03651),
Touchstone Tax-Free Trust (1940 Act File No. 811-03174), and
Touchstone Variable Series Trust (1940 Act File No. 811-08416)
(collectively, the “Trusts”)

Dear Ms. Stout:

On behalf of the Trusts, this letter is being filed with the Securities and Exchange Commission (the “SEC”) via EDGAR to respond to your oral comments provided on March 5, 2013, in connection with the SEC staff’s review of periodic disclosures required by Section 408 of the Sarbanes-Oxley Act of 2002.  I appreciate the opportunity to address your comments. For your convenience, your comments are set out below in italicized text and each comment is followed by the applicable Trust’s response.

1.              The Series and Class Identifiers for certain funds of the Trusts (e.g., Touchstone Large Cap Core Equity and Touchstone Florida Tax-Free Money Market Fund) still list these funds as active although there has been no recent activity associated with these identifiers.  Please review all series and class identifiers and close any non-active funds.

Response:             The Trusts will review their Series and Class Identifiers and make any necessary changes.

2.              The Trusts’ Annual Reports illustrate that certain funds (e.g., Touchstone Tax-Free Money Market Fund, Touchstone International Fixed Income Fund, Touchstone Large Cap Relative Value Fund, and Sands Capital Select Growth Fund) have more than 25 percent of the fund’s assets invested in a particular sector.  Please explain how this level of investment is consistent with the funds’ fundamental concentration policy.  Also, please ensure that the prospectuses for these funds disclose the appropriate strategy and risks associated with concentrating on a particular sector.

Response:             The annual reports disclose each fund’s exposure to certain broad sectors.  These broad sectors are comprised of numerous industries.  Thus, although these funds may be focusing on certain sectors, the funds are not concentrated in any one industry or related group of industries.  Regarding the strategies and risks associated with these investments, the adviser will include the applicable disclosure in each fund’s prospectus.

3.              The Ultra Short Duration Fixed Income Fund’s principal investment strategies state that the Fund seeks to maintain an effective duration of one year or less under normal market conditions.  Please confirm that the Fund’s effective duration is one year or less.

Response:             The Fund confirms that its effective duration is one year or less.

4.              For certain funds, the expense ratio in the prospectus fee table and financial highlights are not the same.  Please explain the difference or correct any errors.

Response:             As noted in footnotes to the fee tables in the prospectuses, the Total Annual Fund Operating Expenses in the fee table may not correlate with certain expense ratios in the financial highlights because the latter includes actual Acquired Fund Fees and Expenses and operating expenses.  A fund’s actual operating expenses reflect all expense limitations including those that expire in less than one year, which are not reflected in the fee table.  Please note that due to acquisitions completed in April and September 2012, some of the classes for certain funds were in existence for less than six months and these classes used pro forma expenses.  Additionally, some funds had changes in management fees and expense limitations as noted in the applicable prospectuses.

5.              The Notes to Financials in the annual reports disclose the aggregate potential recoupment amount of previously waived and reimbursed fees over the prior three-year period.  Please disclose the recoupment amount on a year-by-year basis.  Also, no recoupment is disclosed in the annual report for Touchstone Tax-Free Trust; please confirm that there are no recoupment amounts for this Trust.

Response:             For all future annual reports the Trusts will disclose the recoupment amount on a year-by-year basis in the Notes to Financials.  The Touchstone Tax-Free Trust confirms that there are no outstanding recoupment amounts.  Please note that the Touchstone Tax-Free Trust did not have a recoupment plan in place until October 29, 2012 (i.e., after the June 2012 shareholder report).

6.              In the Schedule of Investments to the annual reports related to the Touchstone money market funds, the disclosed maturity dates appear to be the reset date for the applicable security.  Pursuant to Rule 12-12 of Regulation S-X, please disclose the maturity date as the demand date for the applicable security.

Response:     The money market funds will disclose the maturity date as the demand date.

7.              In the Schedule of Shareholder Expenses for all annual reports, please note that the expense examples for funds with less than six months of operations should disclose the actual period for the actual expenses example (e.g., four months), but the hypothetical example should disclose a six-month period.  Currently, the expense examples appear to assume actual expenses for both the actual and hypothetical examples for funds with less than six months of operations.

Response:     For funds with less than six months of operation, the Trusts will disclose the actual expenses for the actual period of operation in that example, and disclose a hypothetical six-month period of expenses in the hypothetical example.

*              *              *

This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trusts, which is attached as Exhibit A.  If you have any further questions or comments, please contact me at 513.629.2941.

Sincerely,

/s/ Bo James Howell

Bo James Howell

Cc:	Terrie Wiedenheft
Michael Moser
Terri Lucas
John M. Ford, Esq.

TSF-56-TFGT-1301
TSF-1105-TIFT-1204
TSF-55-TINT-1301
TSF-54-TST-1207
TSF-58-TTFT-1210
TSF-1006-TVST-1204

Exhibit A

March 28, 2013

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:  Ms. Shelia Stout

Re:	Touchstone Funds Group Trust (1940 Act File No. 811-08104),
Touchstone Institutional Funds Trust (1940 Act File No. 811-21113),
Touchstone Investment Trust (1940 Act File No. 811-02538),
Touchstone Strategic Trust (1940 Act File No. 811-03651),
Touchstone Tax-Free Trust (1940 Act File No. 811-03174), and
Touchstone Variable Series Trust (1940 Act File No. 811-08416)
(collectively, the “Trusts”)

Dear Ms. Stout:

In connection with the Trusts’ response to certain oral comments received from the Commission staff on March 5, 2013, with respect to the Staff’s review of periodic disclosures required by Section 408 of the Sarbanes-Oxley Act of 2002, the Trusts are providing the following representations, as instructed:

The Trusts acknowledge that (i) each is responsible for the adequacy and accuracy of the disclosure in the applicable filings, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Trusts may not assert staff comments with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Bo James Howell, Esq., of Western & Southern Financial Group, internal counsel to the Trusts, at 513.629.2941.

Very truly yours,

/s/ Terrie Wiedenheft

Terrie Wiedenheft
Treasurer